FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  June, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

June 14, 2004

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:   Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company's News Release No. 2-04 dated June 11, 2004.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission - filed on SEDAR

      US Securities Commission - filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

June 11, 2004

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on June 11, 2004 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

The News Release is an exploration update on Target I on the Los Zorros Property, Chile.

Full Description of Material Change

Over the past several months, SAMEX has advanced multiple targets in the Los Zorros district, with exploration including extensive geologic mapping, over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples to-date.  Seven target/project areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which is tentatively scheduled to commence in mid-July.  Future news releases/exploration updates on the Los Zorros property will be spaced to deal with only one or two targets/projects at a time for the sake of brevity and clarity.

Target I - This news release is an update on the Target I area where trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Cu %	Average Au ppm	Average Mo ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects in the Target I area have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.  The copper-gold-molybdenum geochemical signature suggests a porphyry copper source with possible affinity to the Andacollo type.  Based on the large areal dimensions of the copper-gold-moly anomaly, the target is permissive for a very sizeable deposit postulated to be in the size and grade range of  +250 million metric tons with +0.65% copper and 0.25 grams/mt gold.  The proposed core drilling will start to test beneath the copper-gold-moly anomaly for a deposit of this size, grade and style of mineralization at shallow depth.  The drilling will also examine whether a copper-enriched, upper zone (chalcocite blanket) of significant thickness, extent, and grade was developed capping the target mineralization and, if the target represents the outer shell to the side or above a major porphyry copper intrusion.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 14th day of June, 2004.

"Larry D. McLean"

Director

NEWS RELEASE - No. 2 -04

June 11, 2004

EXPLORATION UPDATE - TARGET I - LOS ZORROS PROPERTY, CHILE

Over the past several months, SAMEX has advanced multiple targets in the Los Zorros district, with exploration including extensive geologic mapping, over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples to-date.  Seven target/project areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which is tentatively scheduled to commence in mid-July.  Future news releases/exploration updates on the Los Zorros property will be spaced to deal with only one or two targets/projects at a time for the sake of brevity and clarity.

Target I - This news release is an update on the Target I area where trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Cu %	Average Au ppm	Average Mo ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects in the Target I area have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.  The copper-gold-molybdenum geochemical signature suggests a porphyry copper source with possible affinity to the Andacollo type.  Based on the large areal dimensions of the copper-gold-moly anomaly, the target is permissive for a very sizeable deposit postulated to be in the size and grade range of  +250 million metric tons with +0.65% copper and 0.25 grams/mt gold.  The proposed core drilling will start to test beneath the copper-gold-moly anomaly for a deposit of this size, grade and style of mineralization at shallow depth.  The drilling will also examine whether a copper-enriched, upper zone (chalcocite blanket) of significant thickness, extent, and grade was developed capping the target mineralization and, if the target represents the outer shell to the side or above a major porphyry copper intrusion.

"Robert E. Kell"

Vice President, Exploration

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain forward looking statements.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

June 14, 2004

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:    Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company's News Release No. 3-04 dated June 11, 2004.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission - filed on SEDAR

      US Securities Commission - filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

June 11, 2004

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on June 11, 2004 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

The News Release is an exploration update on Target III on the Los Zorros Property, Chile.

Full Description of Material Change

Seven target/project areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target III area.

Target III - The Target III area has been geologically mapped and veins have been sampled in most exposures.  Five bulldozer trenches totaling 420 meters were also completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were prospected and locally mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width (Meters)	Gold (grams/tonne)	Silver (grams/tonne)	Copper (ppm)
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table below), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Au ppm
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% Cu, 120 g/mt Ag, and 7 g/mt Au).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth. Hence, the vein swarm is interpreted to represent leakage of mineralizing solutions upward through the thick diorite sill and sedimentary/volcanic rocks from a deep-seated porphyry copper intrusion (?).

The geologic setting of the vein swarm leads to consideration of several, bulk-tonnage, target deposit types.  Gold-silver-bearing, copper sulfide mineralization could have been deposited in considerable amounts as vein/stockwork in altered parts of the diorite sill.  Thick intervals of stacked lenses of mantos replacement and associated fracture-controlled/breccia-hosted, gold-copper-sulfide mineralization could be formed within the sedimentary/volcanic section below and possibly above the diorite sill.  This latter Candelaria-type target could comprise deposits perhaps cumulatively containing +250 million metric tons grading 0.75% to 1.0% copper, 0.250 g/mt gold, and 2-3 g/mt silver.  Of interest, an indication of the presence of manto-style mineralization above the sill has been observed in mine dump samples of black limestone which contain chalcopyrite stringer veinlets and disseminated bornite (1.61% Cu, 32.1 g/mt Ag, and 0.012 g/mt Au).  The target size of the concentrated areas of copper sulfide veins and veinlets in altered diorite could amount to +150 million metric tons perhaps with an average grade of +0.75 to 1% Cu, +0.5 g/mt gold, and +6 g/mt silver.  Drilling will be designed to penetrate down across areas of most-complicated and abundant veining to test for a bulk-tonnage-type gold-copper-silver sulfide deposit within strongly altered and potentially well-mineralized diorite sill and then continue below the sill into the sedimentary section to search for a Candelaria-type deposit.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 14th day of June, 2004.

"Larry D. McLean"

Director

NEWS RELEASE - No. 3 -04

           June 11, 2004

EXPLORATION UPDATE - TARGET III - LOS ZORROS PROPERTY, CHILE

Seven target/project areas have been identified to-date within the Company's Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target III area.

Target III - The Target III area has been geologically mapped and veins have been sampled in most exposures.  Five bulldozer trenches totaling 420 meters were also completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were prospected and locally mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width (Meters)	Gold (grams/tonne)	Silver (grams/tonne)	Copper (ppm)
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table below), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Au ppm
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% Cu, 120 g/mt Ag, and 7 g/mt Au).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth. Hence, the vein swarm is interpreted to represent leakage of mineralizing solutions upward through the thick diorite sill and sedimentary/volcanic rocks from a deep-seated porphyry copper intrusion (?).

The geologic setting of the vein swarm leads to consideration of several, bulk-tonnage, target deposit types.  Gold-silver-bearing, copper sulfide mineralization could have been deposited in considerable amounts as vein/stockwork in altered parts of the diorite sill.  Thick intervals of stacked lenses of mantos replacement and associated fracture-controlled/breccia-hosted, gold-copper-sulfide mineralization could be formed within the sedimentary/volcanic section below and possibly above the diorite sill.  This latter Candelaria-type target could comprise deposits perhaps cumulatively containing +250 million metric tons grading 0.75% to 1.0% copper, 0.250 g/mt gold, and 2-3 g/mt silver.  Of interest, an indication of the presence of manto-style mineralization above the sill has been observed in mine dump samples of black limestone which contain chalcopyrite stringer veinlets and disseminated bornite (1.61% Cu, 32.1 g/mt Ag, and 0.012 g/mt Au).  The target size of the concentrated areas of copper sulfide veins and veinlets in altered diorite could amount to +150 million metric tons perhaps with an average grade of +0.75 to 1% Cu, +0.5 g/mt gold, and +6 g/mt silver.  Drilling will be designed to penetrate down across areas of most-complicated and abundant veining to test for a bulk-tonnage-type gold-copper-silver sulfide deposit within strongly altered and potentially well-mineralized diorite sill and then continue below the sill into the sedimentary section to search for a Candelaria-type deposit.

"Robert E. Kell"

Vice President, Exploration

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain forward looking statements.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  June 14, 2004